FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Top Ships Inc. (the "Company") announced today that its Board of Directors (the "Board") has determined to effect a 1-for-7 reverse stock split of the Company's common stock.  The Company's shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the Company's special meeting of shareholders held on February 24, 2014.

The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on the NASDAQ Global Select Market, as of the opening of trading on Monday, April 21, 2014. A new CUSIP number will be assigned to the Company's common stock when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every 7 shares of the Company's issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company's common stock from approximately 58.2 million shares to approximately 8.3 million shares.

No fractional shares will be issued in connection with the reverse split of the issued and outstanding common stock. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu of such fractional share. Shareholders will receive instructions from the Company's exchange agent, Computershare Trust Company N.A., as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: April 17, 2014	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer